Filed Pursuant to Rule 433

Registration No. 333-292857

Issuer Free Writing Prospectus, dated April 14, 2026

T1 Energy Announces Pricing of Upsized Public Offering of Convertible Senior Notes Due 2031

AUSTIN, Texas and NEW YORK, April 14, 2026 (GLOBE NEWSWIRE) – T1 Energy Inc. (NYSE: TE) ( “T1,” “T1 Energy,” or the “Company”) today announced the pricing of its previously announced underwritten public offering of $160.0 million aggregate principal amount of its 4.00% convertible senior notes due 2031 (the “Convertible Notes” and such offering, the “Offering”). The Offering was upsized from the previously announced $125.0 million aggregate principal amount of Convertible Notes.

The Company estimates that the net proceeds from the Offering will be approximately $151.6 million, after deducting underwriting discounts and commissions and the Company’s estimated offering expenses. In addition, the Company has granted the underwriters a 30-day option to purchase up to an additional $24.0 million aggregate principal amount of Convertible Notes, solely to cover over-allotments. The Offering is expected to close on April 17, 2026, subject to satisfaction of customary closing conditions.

The Company expects to use the net proceeds from the Offering for (i) construction and development of infrastructure and purchase of production line equipment relating to Phase 1 of its G2_Austin solar cell fab with 2.1 GW of capacity and (ii) general corporate purposes. The Company is targeting a larger financing solution, that includes a significant debt component, to fund the remaining balance of capital expenditures for Phase 1 of G2_Austin.

The Convertible Notes will be senior unsecured obligations of the Company and interest will be payable semi-annually in arrears on April 15 and October 15 of each year, beginning on October 15, 2026. The Convertible Notes will mature on April 15, 2031, unless earlier repurchased, redeemed or converted.

Before January 15, 2031, holders may convert their Convertible Notes at their option only in certain circumstances. At any time from, and including, January 15, 2031 until the close of business on the business day immediately preceding the maturity date, the Convertible Notes will be convertible at the option of the holders. The Company will settle conversions by paying or delivering, as applicable, cash, shares of its common stock, or a combination of cash and shares of its common stock, at the Company’s election. The initial conversion rate is 146.9724 shares of the Company’s common stock per $1,000 principal amount of the Convertible Notes, which is equivalent to an initial conversion price of approximately $6.80 per share of common stock and represents a conversion premium of approximately 40% above the last reported sale price of $4.86 per share of the Company’s common stock on The New York Stock Exchange on April 14, 2026. If a “make-whole fundamental change” (as defined in the indenture that will govern the Convertible Notes) occurs, or if the Company calls a holder’s Convertible Notes for redemption, then the Company will in certain circumstances increase the conversion rate for a specified period of time for holders who convert their Convertible Notes in connection with that make-whole fundamental change, or who convert their Convertible Notes that are called for such redemption.

The Convertible Notes will not be redeemable prior to April 20, 2029. The Convertible Notes will be redeemable, in whole or in part (subject to certain limitations), at the Company’s option at any time, and from time to time, on or after April 20, 2029 and prior to the 41st scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, but only if the last reported sale price per share of the common stock equals or exceeds 130% of the conversion price for the Convertible Notes on (1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Company sends the related redemption notice; and (2) the trading day immediately before the date the Company sends such notice.

If a “fundamental change” (as defined in the indenture that will govern the Convertible Notes) occurs, then, subject to certain exceptions, holders may require the Company to repurchase their Convertible Notes at a cash repurchase price equal to the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date.

Santander and J.P. Morgan are acting as lead bookrunning managers, BTIG, HSBC and Societe Generale are acting as joint bookrunning managers, and Roth Capital Partners and Johnson Rice & Company are acting as co-managers for the Offering. The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) as well as a preliminary prospectus supplement with respect to the Offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the Offering. You may access these documents by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the Offering will arrange to send you the preliminary prospectus supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: Santander US Capital Markets LLC, 437 Madison Avenue, New York, N.Y. 10022, Email: equity-syndicate@santander.us, Attention: Equity Capital Markets; or J.P. Morgan Securities LLC, 270 Park Avenue, New York, N.Y. 10017, Fax: 212-622-8358, Attention: Equity Syndicate Desk.

About T1 Energy

T1 Energy Inc. (NYSE: TE) is an energy solutions provider building an integrated U.S. supply chain for solar and batteries. In December 2024, T1 completed a transformative transaction, positioning the Company as one of the leading solar manufacturing companies in the U.S., with a complementary solar and battery storage strategy. Based in the U.S. with plans to expand its operations in America, the Company is also exploring value optimization opportunities across its portfolio of assets in Europe.

Cautionary Statement Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation with respect to the anticipated use of proceeds from the Offering, the expected timing for closing of the Offering and the Company’s target to finance the remaining balance of its capital expenditures relating to Phase 1 of G_2 Austin. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual future events, results, or achievements to be materially different from the Company’s expectations and projections expressed or implied by the forward-looking statements. Important factors include, but are not limited to, those discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 31, 2026, and in the Company’s other filings with the SEC, including risks related to: (1) the Company’s ability to (i) construct and equip manufacturing facilities in a timely and cost-effective manner; (ii) target and retain customers and suppliers; (iii) attract and retain key employees and qualified personnel; (iv) protect its intellectual property; (v) comply with legal and environmental regulations; (vi) compete in international markets in light of export and import controls; (vii) incur substantially more debt; (viii) remediate the material weakness in its internal control over financial reporting or otherwise maintain effective internal control over financial reporting; (ix) qualify for the advanced manufacturing production credit under Section 45X of the Internal Revenue Code of 1986; and (x) rely on third-party warranties; (2) the concentration of the Company’s operations in Texas and its dependence on a limited number of suppliers; (3) changes adversely affecting the flow of components and materials from international vendors, the costs of raw materials, components, equipment, and machinery; (4) general economic and geopolitical conditions; (5) changes in applicable laws or regulations, including environmental, export control and tax laws and incentives and renewable energy targets, as well as international trade policies, including tariffs, on the Company’s products and its competitive position; (6) the outcome of any legal proceedings relating to the Company’s products and services, including intellectual property or product liability claims, commercial or contractual disputes, warranty claims, and other proceedings; and (7) the capital-intensive nature of the Company’s business and its ability to raise additional capital on attractive terms or service its debt. Forward-looking statements speak only as of the date of this press release and are based on information available to the Company as of the date of this press release, and the Company assumes no obligation to update such forward-looking statements, all of which are expressly qualified by the statements in this section, whether as a result of new information, future events or otherwise, except as required by law.

Investor Contact:

Jeffrey Spittel

EVP, Investor Relations and Corporate Development

jeffrey.spittel@T1energy.com

Tel: +1 409 599-5706

Media Contact:

Russell Gold

EVP, Strategic Communications

russell.gold@T1energy.com

Tel: +1 214 616-9715